ESSEX PROPERTY TRUST, INC.

Consolidated Operating Results	Three Months Ended June 30,		Six Months Ended June 30,	
(Dollars in thousands, except per share amounts)				
	2004	2003 (1)	**2004**	2003 (1)
Revenues:				
Rental	$ **67,908**	$ 60,961	$ **132,137**	$ 121,983
Other property	**2,400**	1,984	**4,502**	4,000
Total property revenues	**70,308**	62,945	**136,639**	125,983
Interest and other	**2,389**	2,370	**5,708**	4,636
	72,697	65,315	**142,347**	130,619
Expenses:				
Property operating	**24,047**	20,120	**45,888**	40,426
Depreciation and amortization	**17,739**	13,225	**36,143**	26,489
Interest	**15,081**	12,913	**29,391**	26,121
Amortization of deferred financing costs	**457**	362	**730**	582
General and administrative	**3,502**	2,362	**6,432**	4,674
Total expenses	**60,826**	48,982	**118,584**	98,292
Income from continuing operations before minority interests	**11,871**	16,333	**23,763**	32,327
Minority interests	**(5,583)**	(6,577)	**(11,154)**	(13,344)
Income from continuing operations	**6,288**	9,756	**12,609**	18,983
Income (loss) from discontinued operations, net of minority interests	**(575)**	41	**(459)**	456
Net income	**5,713**	9,797	**12,150**	19,439
Dividends to preferred stockholders - Series F	**(488)**	--	**(976)**	--
Net income available to common stockholders	$ **5,225**	$ 9,797	$ **11,174**	$ 19,439
Net income per share - basic	$ **0.23**	$ 0.47	$ **0.49**	$ 0.92
Net income per share - diluted	$ **0.23**	$ 0.46	$ **0.48**	$ 0.92

(1) The results for the three and six months ended June 30, 2003 have been restated to reflect the retroactive adoption of FIN 46 Revised and SFAS 123. Certain prior period balances have been reclassified to conform to the current year presentation.

ESSEX PROPERTY TRUST, INC.

Consolidated Operating Results Selected Line Item Detail (Dollars in thousands)	Three Months Ended June 30,		Six Months Ended June 30,	
	2004	2003	**2004**	2003
Interest and other				
Interest income	$ **265**	$ 210	$ **411**	$ 267
Equity income in co-investments and lease income	**780**	621	**2,664**	1,461
Fee income	**1,337**	1,254	**2,617**	2,452
Miscellaneous - non-recurring	**7**	285	**16**	456
Interest and other	$ **2,389**	$ 2,370	$ **5,708**	$ 4,636
Property operating expenses				
Maintenance and repairs	$ **4,825**	$ 4,512	$ **9,208**	$ 8,829
Real estate taxes	**6,196**	4,813	**11,740**	9,622
Utilities	**3,501**	3,265	**6,515**	5,991
Administrative	**7,513**	5,420	**14,429**	12,114
Advertising	**966**	1,086	**1,806**	2,000
Insurance	**1,046**	1,024	**2,190**	1,870
Property operating expenses	$ **24,047**	$ 20,120	$ **45,888**	$ 40,426
General and administrative				
Total general and administrative	$ **4,825**	$ 3,468	$ **9,056**	$ 6,859
Allocated to property operating expenses - administrative	**(1,106)**	(946)	**(2,152)**	(1,879)
Capitalized and incremental to real estate under development	**(217)**	(160)	**(472)**	(306)
Net general and administrative	$ **3,502**	$ 2,362	$ **6,432**	$ 4,674
Minority interests				
Limited partners of Essex Portfolio, L.P.	$ **637**	$ 1,028	$ **1,261**	$ 2,103
Perpetual preferred distributions	**4,009**	4,580	**8,113**	9,160
Series Z and Z-1 incentive units	**56**	44	**131**	88
Third party ownership interests	**(240)**	(108)	**(612)**	(189)
Limited partners of Down REITs	**1,121**	1,033	**2,261**	2,182
Minority interests	$ **5,583**	$ 6,577	$ **11,154**	$ 13,344

Certain prior period balances have been reclassified to conform to the current year presentation.

E S S E X   P R O P E R T Y   T R U S T, I N C.

Consolidated Funds From Operations

(Dollars in thousands, except share and per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2004	2003 (1)	**2004**	2003
Funds from operations				
Income from continuing operations before minority interests and discontinued operations	$ **11,871**	$ 16,333	$ **23,763**	$ 32,327
Adjustments:				
Depreciation and amortization	**17,739**	13,225	**36,143**	26,489
Depr. and amort. - unconsolidated co-investments	**970**	638	**1,804**	1,229
Minority interests	**(4,947)**	(5,501)	**(9,808)**	(11,104)
Income (loss) from discontinued operations	**(575)**	41	**(459)**	456
Depreciation - discontinued operations	**34**	33	**62**	72
Dividends to preferred stockholders - Series F	**(488)**	--	**(976)**	--
Funds from operations	$ **24,604**	$ 24,769	$ **50,529**	$ 49,469
Components of the change in FFO				
Same property NOI	$ **(328)**		$ **(4,833)**	
Non-same property NOI	**3,764**		**10,027**	
Other - corporate and unconsolidated co-investments	**351**		**1,647**	
Interest expense and amortization of deferred financing	**(2,263)**		**(3,418)**	
General and administrative	**(1,140)**		**(1,758)**	
Minority interests	**554**		**1,296**	
Income from discontinued operations	**(616)**		**(915)**	
Depreciation - discontinued operations	**1**		**(10)**	
Dividends to preferred stockholders - Series F	**(488)**		**(976)**	
Funds from operations	$ **(165)**		$ **1,060**	
Funds from operations per share - diluted	$ **0.97**	$ 1.05	$ **1.99**	$ 2.10
Percentage decrease	**-7.6%**		**-5.2%**	
Weighted average number of shares outstanding diluted (2)	**25,446,752**	23,558,314	**25,386,273**	23,511,388

(1)   The results for the three and six months ended June 30, 2003 have been restated to reflect the retroactive adoption of FIN 46 Revised and SFAS 123.
(2)   Assumes conversion of the weighted average operating partnership interests in the Operating Partnership into shares of the Company's common stock.

ESSEX PROPERTY TRUST, INC.

Consolidated Balance Sheet

(Dollars in thousands)

	June 30, 2004	December 31, 2003 (1)
Real Estate:		
Land and land improvements	$ 509,286	$ 465,257
Buildings and improvements	1,729,549	1,510,742
	2,238,835	1,975,999
Less: accumulated depreciation	(301,771)	(265,623)
	1,937,064	1,710,376
Real estate investment held for sale, net of accumulated depreciation of		
$203 and $140 as of June 30, 2004 and December 31, 2003, respectively	6,645	7,983
Investments	72,186	79,567
Real estate under development	66,115	55,183
	2,082,010	1,853,109
Cash and cash equivalents	27,810	25,943
Other assets	32,387	29,185
Deferred charges, net	11,097	8,574
Total assets	$ 2,153,304	$ 1,916,811
Mortgage notes payable	$ 1,054,167	$ 891,798
Lines of credit	199,600	93,100
Other liabilities	54,754	57,371
Total liabilities	1,308,521	1,042,269
Minority interests	285,902	293,143
Stockholders' Equity:		
Common stock	2	2
Series F cumulative redeemable preferred stock, liquidation value	25,000	25,000
Additional paid-in-capital	645,167	642,643
Distributions in excess of accumulated earnings	(111,288)	(86,246)
Total liabilities and stockholders' equity	$ 2,153,304	$ 1,916,811

(1) The December 31, 2003 consolidated balance sheet has been restated for the retroactive adoption of the
provisions of FIN 46 Revised and SFAS 123.

ESSEX PROPERTY TRUST, INC.

Debt Summary - June 30, 2004

(Dollars in thousands)

	Percentage of Total Debt		Balance Outstanding	Weighted Average Interest Rate (1)	Weighted Average Maturity In Years
Mortgage notes payable					
Fixed rate - secured	69%	$	869,656	6.7%	6.1
Tax exempt variable (2)	15%		184,511	2.6%	25.1
Total mortgage notes payable	84%		**1,054,167**	6.0%	9.4
Line of credit - secured (3)	8%		96,600	1.6%	
Line of credit - unsecured (4)	8%		103,000	2.4%	
	16%		**199,600**	2.0%	
Total debt	100%	$	**1,253,767**	**5.2%**	

Scheduled principal payments (excludes lines of credit)

2004	$	13,398
2005		43,734
2006		24,069
2007		124,191
2008		153,759
Thereafter		695,016
Total	$	1,054,167

Interest expense coverage is 3.0 times earnings before gain, interest, taxes, depreciation and amortization.
Capitalized interest for the quarter ended June 30, 2004 was $655.

(1)   Weighted average interest rate for variable rate debt are approximate current values.
(2)   Subject to interest rate protection agreements.
(3)   Secured line of credit commitment is $100 million and matures in January 2009.
      This line is secured by five of Essex's multifamily communities. The underlying interest rate is currently the
      Freddie Mac Reference Rate plus .55% to .60%.
(4)   Unsecured line of credit commitment is $185 million and matures in May 2007.
      The underlying interest rate on this line is based on a tiered rate structure tied to the Company's
      corporate ratings and is currently at LIBOR plus 1.00%.

E S S E X   P R O P E R T Y   T R U S T, I N C.

Capitalization - June 30, 2004

(Dollars and shares in thousands, except per share amounts)

Total debt	$	1,253,767
Common stock and potentially dilutive securities		
Common stock outstanding		22,936
Limited partnership units (1)		2,408
Options-treasury method		148
Total common stock and potentially dilutive securities		25,492 shares
Common stock price per share as of June 30, 2004	$	68.350
Market value of common stock and potentially dilutive securities	$	1,742,378
Perpetual preferred units/stock	$	210,000 8.567% weighted average pay rate
Total equity capitalization	$	1,952,378
Total market capitalization	$	3,206,145
Ratio of debt to total market capitalization		39.1%

(1) Assumes conversion of all outstanding operating partnership interests in the
    Operating Partnership into shares of the Company's common stock.

E S S E X   P R O P E R T Y   T R U S T , I N C .

Property Operating Results - Quarter ended June 30, 2004 and 2003

(Dollars in thousands)

	Southern California			Northern California			Pacific Northwest			Other real estate assets(1)			Total		
	2004	2003	% Change	**2004**	2003	% Change	**2004**	2003	% Change	**2004**	2003	% Change	**2004**	2003	% Change
Revenues:															
Same property revenues	$ **24,583**	$ 23,766	3.4%	$ **12,670**	$ 13,383	-5.3%	$ **10,264**	$ 10,214	0.5%	$ **--**	$ --	n/a	$ **47,517**	$ 47,363	0.3%
Non same property revenues(2)	**16,099**	9,554		**3,492**	2,695		**1,922**	829		**1,278**	2,504		**22,791**	15,582	
Total Revenues	$ **40,682**	$ 33,320		$ **16,162**	$ 16,078		$ **12,186**	$ 11,043		$ **1,278**	$ 2,504		$ **70,308**	$ 62,945	
Property operating expenses:															
Same property operating expenses	$ **7,652**	$ 7,258	5.4%	$ **3,934**	$ 3,834	2.6%	$ **3,706**	$ 3,718	-0.3%	$ **--**	$ --	n/a	$ **15,292**	$ 14,810	3.3%
Non same property operating expenses(2)	**6,006**	2,673		**1,264**	1,002		**755**	249		**730**	1,386		**8,755**	5,310	
Total property operating expenses	$ **13,658**	$ 9,931		$ **5,198**	$ 4,836		$ **4,461**	$ 3,967		$ **730**	$ 1,386		$ **24,047**	$ 20,120	
Net operating income:															
Same property net operating income	$ **16,931**	$ 16,508	2.6%	$ **8,736**	$ 9,549	-8.5%	$ **6,558**	$ 6,496	1.0%	$ **--**	$ --	n/a	$ **32,225**	$ 32,553	-1.0%
Non same property operating income(2)	**10,093**	6,881		**2,228**	1,693		**1,167**	580		**548**	1,118		**14,036**	10,272	
Total net operating income	$ **27,024**	$ 23,389		$ **10,964**	$ 11,242		$ **7,725**	$ 7,076		$ **548**	$ 1,118		$ **46,261**	$ 42,825	
Same property operating margin	**69%**	69%		**69%**	71%		**64%**	64%		**n/a**	n/a		**68%**	69%	
Same property turnover percentage	**62%**	60%		**59%**	64%		**69%**	67%		**n/a**	n/a		**63%**	63%	
Same property concessions	$ **157**	$ 252		$ **97**	$ 182		$ **154**	$ 366		$ **--**	$ --		$ **408**	$ 800	
Average same property concessions per turn *(In dollars)*	$ **165**	$ 229		$ **176**	$ 304		$ **203**	$ 497		$ **--**	$ --		$ **180**	$ 328	
Net operating income percentage of total	**58%**	55%		**24%**	26%		**17%**	17%		**1%**	3%		**100%**	101%	
Loss to lease(3)	$ **9,075**			$ **828**			$ **(87)**			$ **n/a**			$ **9,816**		
Loss to lease as a percentage of rental income	**4.9%**			**1.3%**			**-0.2%**			**n/a**			**3.3%**		
Reconciliation of apartment units at end of period															
Same property consolidated apartment units	**7,339**	7,339		**3,737**	3,737		**4,402**	4,402		**--**	--		**15,478**	15,478	
Consolidated Apartment Units	**11,669**	10,190		**4,605**	4,177		**5,212**	4,703		**578**	578		**22,064**	19,648	
Joint Venture	**4,186**	4,620		**--**	116		**741**	741		**--**	--		**4,927**	5,477	
Under Development	**686**	686		**370**	682		**--**	--		**--**	--		**1,056**	1,368	
Total apartment units at end of period	**16,541**	15,496		**4,975**	4,975		**5,953**	5,444		**578**	578		**28,047**	26,493	
Percentage of total	**59%**	58%		**18%**	19%		**21%**	21%		**2%**	2%		**100%**	100%	
Average same property financial occupancy	**95.2%**	95.2%		**96.9%**	95.4%		**95.6%**	95.2%		**n/a**	n/a		**95.7%**	95.2%	

(1)   Includes apartment communities located in other geographic areas, other rental properties and commercial properties.

(2)   Includes properties which subsequent to March 31, 2003 were not consolidated, or either acquired or in a stage of development or redevelopment without stabilized operations.

(3)   Loss to lease represents the annualized difference between market rents (without considering the impact of rental concessions) and contractual rents. These numbers include the Company's pro-rata interest in unconsolidated properties.

E S S E X   P R O P E R T Y   T R U S T, I N C.

Same Property Revenue by County - Quarters ended June 30, 2004, June 30, 2003 and March 31, 2004
(Dollars in thousands)

	Units	June 30, 2004	June 30, 2003	% Change	March 31, 2004	% Change
Southern California						
Ventura County	1,229	$ 4,168	$ 4,173	-0.1%	$ 4,169	-0.0%
Los Angeles County	2,271	8,638	8,158	5.9%	8,565	0.9%
Orange County	932	3,915	3,768	3.9%	3,902	0.3%
San Diego County	2,907	7,862	7,667	2.5%	7,968	-1.3%
Total Southern California	7,339	$ 24,583	$ 23,766	3.4%	$ 24,604	-0.1%
Northern California						
San Francisco County	99	$ 329	$ 350	-6.0%	$ 340	-3.2%
Santa Clara County	1,696	5,923	6,385	-7.2%	5,902	0.4%
Alameda County	1,116	3,415	3,557	-4.0%	3,384	0.9%
Contra Costa County	826	3,003	3,091	-2.8%	2,967	1.2%
Total Northern California	3,737	$ 12,670	$ 13,383	-5.3%	$ 12,593	0.6%
Pacific Northwest						
Seattle	3,527	$ 8,489	$ 8,444	0.5%	$ 8,532	-0.5%
Portland	875	1,775	1,770	0.3%	1,779	-0.2%
Total Pacific Northwest	4,402	$ 10,264	$ 10,214	0.5%	$ 10,311	-0.5%
Total same property revenues	15,478	$ 47,517	$ 47,363	0.3%	$ 47,508	0.0%

ESSEX PROPERTY TRUST, INC.

Development Communities - June 30, 2004

(Dollars in millions)

Project Name	Location	Units	Estimated Cost	Total Incurred to Date	Estimated Remaining Cost	Initial Occupancy	Stabilized Operations	% Leased	% Occupied
Development Communities									
Direct Development - Consolidated									
Hidden Valley-Parker Ranch(1)	Simi Valley, CA	324	$ 48.3	$ 46.1	$ 2.2	Dec-03	Oct-04	62%	53%
The San Marcos Phase II	Richmond, CA	120	23.9	17.1	6.8	Sep-04	Feb-04	n/a	n/a
Pre-development			2.9	2.9	--	--	--	n/a	n/a
Subtotal - direct development		444	75.1	66.1	9.0				
Joint Venture Transactions - Unconsolidated(2)									
River Terrace	Santa Clara, CA	250	56.8	44.2	12.6	Sep-04	Jun-05	n/a	n/a
Chesapeake	San Diego, CA	230	44.9	40.4	4.5	Jun-04	Dec-04	n/a	n/a
Kelvin Avenue	Irvine, CA	132	5.8	5.8	--	--	--	n/a	n/a
Total - development		1,056	$ 182.6	$ 156.5	$ 26.1				

Stabilized Communities - Second Quarter 2004

None

(1) The Company acquired bond financing which closed in December 2002. The Company has a 75% interest in this development project.

(2) The Company has a 21.4% interest in development projects owned by the Fund.

E S S E X   P R O P E R T Y   T R U S T, I N C.

Redevelopment Communities - June 30, 2004

(Dollars in thousands)

Project Name	Units	Estimated Cost	Total Incurred to date	Estimated Remaining Cost	Redevelopment Start	Restabilized Operations
Hillcrest Park - Phase II	608	$ 3,429	$ 2,326	$ 1,103	Apr-03	(1)
Kings Road	196	6,039	807	5,232	Jan-04	(1)
Rosebeach (2)	174	3,537	2,470	1,067	Mar-03	(1)
Coronado at Newport - South (2)(3)(4)	715	13,257	262	12,995	Jan-04	(1)
Total	1,693	$ 26,262	$ 5,865	$ 20,397		

Re-stabilized Communities - Second Quarter 2004

None

(1) Restabilized operations is defined as the month that the property reaches at least 95% occupancy after
    completion of the redevelopment project. A component of these redevelopments are upgrades to unit interiors.
    These will be completed in the normal course of unit turnover.
(2) The Company has a 21.4% interest in the asset owned by the Fund.
(3) The Company has an approximate 49.9% direct ownership interest in this asset.
(4) The Fund has an approximate 49.9% direct ownership interest in this asset.

ESSEX PROPERTY TRUST, INC.

Investments - June 30, 2004
(Dollars in thousands)

	Book Value	Estimated Value(1)	Debt Amount	Type	Interest Rate	Maturity Date	Value of Equity	Company Ownership	Essex Equity Value(2)
Joint Ventures									
Essex Apartment Value Fund, L.P.									
Andover Park, Beaverton, OR			$ 12,177	Fixed	6.60%	Oct-11			
Vista Del Rey (El Encanto), Tustin, CA			7,838	Fixed	6.95%	Feb-11			
Rosebeach, La Mirada, CA			8,276	Fixed	7.09%	Feb-11			
Hunt Club, Lake Oswego, CA			11,470	Fixed	7.05%	Feb-11			
The Crest, Pomona, CA			62,000	Fixed	5.24%	May-13			
Foxborough (Woodland), Orange, CA			4,808	Fixed	7.84%	Jul-09			
The Arboretum at Lake Forest, Lake Forest, CA			22,812	Fixed	5.16%	Feb-10			
Ocean Villas, Oxnard, CA			9,862	Fixed	5.42%	Apr-13			
Villas at Carlsbad, Carlsbad, CA			9,490	Fixed	5.03%	Aug-11			
Huntington Villas, Huntington Beach, CA			37,892	Fixed	4.64%	May-10			
The Villas at San Dimas, San Dimas, CA			13,007	Fixed	4.67%	May-10			
The Villas at Bonita, San Dimas, CA			8,275	Fixed	4.67%	May-10			
Villa Venetia, Costa Mesa, CA			53,183	Fixed	4.58%	May-13			
Coronado at Newport - North, Newport Beach, CA - 49.9% (3)			--						
Coronado at Newport - South, Newport Beach, CA - 49.9% (3)			--						
Kelvin Avenue, Irvine, CA (development)			--						
Chesapeake, San Diego, CA (development)			26,654	Var.	LIBOR+ 2%	Jan-07			
Rivermark, Santa Clara, CA (development)			17,006	Var.	LIBOR+ 2%	Jan-07			
	$ 44,179	$ 482,464	304,750				$ 177,714	21.4%	$ 38,031
Lend Lease									
Coronado at Newport - North, Newport Beach, CA			55,701	Fixed	5.30%	Dec-12			
Coronado at Newport - South, Newport Beach, CA			49,047	Fixed	5.30%	Dec-12			
	15,583	170,143	104,748				65,395	49.9%	32,632
Park Hill Apartments, Issaquah, WA	5,618	28,743	21,209	Fixed	6.90%	Aug-29	7,534	45.0% (4)	5,618
Other	6,806								6,806
	$ 72,186								$ 83,087

(1) Estimated value based on estimated 2004 net operating income applying capitalization rates ranging from 7.00% to 7.25% on stabilized multifamily properties. Other properties, either in development, redevelopment or acquired less than 12 months ago are valued at cost.

(2) Although the Company generally intends to hold these properties for use, the Company equity value assumes liquidation at June 30, 2004.

(3) The Fund accounts for its investment in this property under the equity method of accounting. Estimated value is equal to the Fund's book value of its equity investment.

(4) The Company's 45% ownership interest receives a cumulative preferred return.

	Property Name	Address	City	State	Units	Square Footage	Year Acquired	Year Built	
	MULTIFAMILY COMMUNITIES								
	SAN FRANCISCO BAY AREA								
	Santa Clara County								
1	Pointe at Cupertino, The (Westwood)	19920 Olivewood Street	Cupertino	CA	116	135,200	1998	1963	
1	Carlyle, The	2909 Nieman Boulevard	San Jose	CA	132	129,200	2000	2000	
1	Waterford, The	1700 N. First Street	San Jose	CA	238	219,600	2000	2000	
1	Le Parc (Plumtree)	440 N. Winchester Avenue	Santa Clara	CA	140	113,200	1994	1975	
1	Marina Cove	3480 Granada Avenue	Santa Clara	CA	292	250,200	1994	1974	
	River Terrace	N.E. corner Montague/Agnew	Santa Clara	CA	250	223,800			
1	Bristol Commons	732 E. Evelyn Avenue	Sunnyvale	CA	188	142,600	1995	1989	
1	Brookside Oaks	1651 Belleville Way	Sunnyvale	CA	170	119,900	2000	1973	
1	Oak Pointe	450 N. Mathilda Avenue	Sunnyvale	CA	390	294,100	1988	1973	
1	Summerhill Park	972 Corte Madera Avenue	Sunnyvale	CA	100	78,500	1988	1988	
1	Windsor Ridge	825 E. Evelyn Avenue	Sunnyvale	CA	216	161,800	1989	1989	
				7%	1,982	1,644,300			
	Alameda County								
1	Stevenson Place (The Apple)	4141 Stevenson Blvd.	Fremont	CA	200	146,200	1983	1971	
1	Treetops	40001 Fremont Blvd.	Fremont	CA	172	131,200	1996	1978	
1	Wimbeldon Woods	25200 Carlos Bee Blvd.	Hayward	CA	560	462,400	1998	1975	
1	Summerhill Commons	36826 Cherry Street	Newark	CA	184	139,000	1987	1987	
1	Essex at Lake Merritt, The	108-116 17th Street	Oakland	CA	270	258,900	2003	2003	
				5%	1,386	1,137,700			
	Contra Costa County								
1	San Marcos (Vista del Mar)	Hilltop Drive at Richmond Pkwy	Richmond	CA	312	292,700	2003	2003	
	San Marcos (Vista del Mar) - Phase II	Hilltop Drive at Richmond Pkwy	Richmond	CA	120	114,900			
1	Bel Air (The Shores)	2000 Shoreline Drive	San Ramon	CA	462	391,000	1995	1988	114 units 2000
1	Eastridge Apartments	235 East Ridge Drive	San Ramon	CA	188	174,100	1996	1988	
1	Foothill Gardens	1110 Harness Drive	San Ramon	CA	132	155,100	1997	1985	
1	Twin Creeks	2711-2731 Morgan Drive	San Ramon	CA	44	51,700	1997	1985	
				4%	1,138	1,064,600			
	San Francisco County								
1	Mt. Sutro Terrace Apartments	480 Warren Drive	San Francisco,CA	0%	99	64,000	1999	1973	
21	**Total San Francisco Bay Area**			17%	4,605	3,910,600			
	SOUTHERN CALIFORNIA								
	Los Angeles County								
1	Hampton Court (Columbus)	1136 N. Columbus Avenue	Glendale	CA	83	71,500	1999	1974	
1	Hampton Place (Loraine)	245 W. Loraine Street	Glendale	CA	132	141,500	1999	1970	
1	Rosebeach	16124 E. Rosecrans Ave.	La Mirada	CA	174	172,200	2000	1970	
1	Marbrisa	1809 Termino Ave.	Long Beach	CA	202	122,800	2002	1987	
1	Pathways	5945 E. Pacific Coast Hwy.	Long Beach	CA	296	197,700	1991	1975	
1	Bunker Hill	222 and 234 S. Figueroa St.	Los Angeles	CA	456	346,600	1998	1968	
1	City Heights	209 S. Westmoreland	Los Angeles	CA	687	424,100	2000	1968	
1	Cochran Apartments	612 South Cochran	Los Angeles	CA	58	51,400	1998	1989	
1	Kings Road	733 North Kings Road	Los Angeles	CA	196	132,100	1997	1979	
1	Park Place	400 S. Detroit Street	Los Angeles	CA	60	48,000	1997	1988	
1	Windsor Court	401 S. Detroit Street	Los Angeles	CA	58	46,600	1997	1988	
1	Marina City Club	4333 Admiralty Way	Marina Del Rey	CA	101	127,200	2004	1971	
1	Mirabella (Marina View)	13701 Marina Point Drive	Marina Del Rey	CA	188	176,800	2000	2000	
1	Hillcrest Park (Mirabella)	1800 West Hillcrest Drive	Newbury Park	CA	608	521,900	1998	1973	
1	Monterra del Mar (Windsor Terrace)	280 E. Del Mar Boulevard	Pasadena	CA	123	74,400	1997	1972	
1	Monterra del Rey (Glenbrook)	350 Madison	Pasadena	CA	84	73,100	1999	1972	
1	Monterra del Sol (Euclid)	280 South Euclid	Pasadena	CA	85	69,200	1999	1972	
1	Fountain Park	13141 Fountain Park Drive	Playa Vista	CA	705	608,900	2004	2002	
1	Crest, The	400 Appian Way	Pomona	CA	501	498,000	2000	1986	
1	Highridge	28125 Peacock Ridge Drive	Rancho Palos Verde	CA	255	290,200	1997	1972	
1	Villas at Bonita	477 E. Bonita Ave.	San Dimas	CA	102	94,200	2003	1981	
1	Villas at San Dimas Canyon	325 S. San Dimas Canyon Rd.	San Dimas	CA	156	144,600	2003	1981	
1	Walnut Heights	20700 San Jose Hills Road	Walnut	CA	163	146,700	2003	1964	
1	Avondale at Warner Center	22222 Victory Blvd.	Woodland Hills	CA	446	331,000	1999	1970	
				22%	5,919	4,910,700			
	Ventura County								
1	Camarillo Oaks	921 Paseo Camarillo	Camarillo	CA	564	459,000	1996	1985	
1	Mountain View	649 E. Las Posas Road	Camarillo	CA	106	83,900	2004	1980	
1	Mariner's Place	711 South B Street	Oxnard	CA	105	77,200	2000	1987	
1	Ocean Villa	4202-4601 Dallas Drive	Oxnard	CA	119	108,900	2002	1974	
1	Tierra Vista	Rice and Gonzales	Oxnard	CA	404	387,100	2001	2001	
1	Monterey Villas (Village Apartments)	1040 Kelp Lane	Oxnard	CA	122	122,100	1997	1974	
1	Meadowood	1733 Cochran Street	Simi Valley	CA	320	264,500	1996	1986	
	Parker Ranch	Los Angeles and Stearns	Simi Valley	CA	324	310,900			
1	The Lofts at Pinehurst (Villa Scandia)	1021 Scandia Avenue	Ventura	CA	118	71,100	1997	1971	
				7%	1,858	1,573,800			
	Orange County								
1	Barkley Apartments	2400 E. Lincoln Ave.	Anahiem	CA	161	139,800	2000	1984	
1	Vista Pointe	175-225 S. Rio Vista	Anahiem	CA	286	242,400	1985	1968	
1	Villa Venetia	2775 Mesa Verde Drive East	Costa Mesa	CA	468	405,800	2003	1972	
1	Valley Park Apartments	17300 Euclid Ave.	Fountain Valley	CA	160	169,700	2001	1969	
1	Capri at Sunny Hills	2341 Daphne Place	Fullerton	CA	100	128,100	2001	1961	
1	Wilshire Promenade	141 West Wilshire Avenue	Fullerton	CA	149	128,000 (1)	1997	1992	
1	Montejo Apartments	12911 Dale St.	Garden Grove	CA	124	103,200	2001	1974	
1	Huntington Breakers	21270 Beach Boulevard	Huntington Beach	CA	342	241,700	1997	1984	
1	Huntington Villas	16761 Viewpoint Lane	Huntington Beach	CA	400	352,800	2003	1972	
	Irvine development	2552 Kelvin Ave.	Irvine	CA	132	122,400			
1	Hillsborough Park	1501 South Beach Boulevard	La Habra	CA	235	215,500	1999	1999	
1	Arboretum at Lake Forest	22700 Lake Forest Drive	Lake Forest	CA	225	215,300	2002	1970	
1	Trabuco Villas	25362 Mosswood Way	Lake Forest	CA	132	131,000	1997	1985	
1	Coronado At Newport-North	880 Irvine Avenue	Newport Beach	CA	732	459,600	1999	1968	
1	Coronado At Newport-South	1700 16th Street	Newport Beach	CA	715	498,700	1999	1969	
1	Fairways Apartments	2 Pine Valley Lane	Newport Beach	CA	74	107,100	1999	1972	
1	Woodland Apartments	501 East Katella Ave.	Orange	CA	90	108,000	2000	1969	
1	Villa Angelina	201 E. Chapman Ave.	Placentia	CA	256	217,600	2001	1970	
1	Hearthstone Apartments	2301 E. Santa Clara Ave.	Santa Ana	CA	140	154,800	2001	1970	
1	Treehouse Apartments	2601 N. Grand Ave.	Santa Ana	CA	164	135,700	2001	1970	
1	El Encanto	1151 Walnut Ave.	Tustin	CA	116	92,700	2000	1969	
				19%	5,069	4,247,500			

San Diego County

	Property	Address	City	ST	Units	Sq Ft	Acq	Built
1	Alpine Country	2660 Alpine Blvd.	Alpine	CA	108	81,900	2002	1986
1	Alpine Village	2055 Arnold Way	Alpine	CA	306	254,400	2002	1971
1	Bonita Cedars	5155 Cedarwood Rd.	Bonita	CA	120	120,800	2002	1983
1	Villas at Carlsbad	2600 Kremeyer Circle	Carlsbad	CA	102	72,900	2002	1965
1	Cambridge	660 F. St.	Chula Vista	CA	40	22,100	2002	1965
1	Woodlawn Colonial	245-255 Woodlawn Ave.	Chula Vista	CA	159	104,500	2002	1974
1	Mesa Village	5265 Clairemont Mesa Blvd.	Clairemont	CA	133	43,600	2002	1963
1	Casa Tierra	355 Orlando St.	El Cajon	CA	40	28,700	2002	1972
1	Coral Gardens	425 East Bradley	El Cajon	CA	200	182,000	2002	1976
1	Tierra del Sol/Norte	989 Peach Ave.	El Cajon	CA	156	117,000	2002	1969
1	Grand Regacy	2050 E. Grand Ave.	Escondido	CA	60	42,400	2002	1967
1	Mira Woods Villa	10360 Maya Linda Rd.	Mira Mesa	CA	355	262,600	2002	1982
1	Country Villas	283 Douglas Drive	Oceanside	CA	180	179,700	2002	1976
1	Bluffs II, The	6466 Friars Road	San Diego	CA	224	126,700	1997	1974
	Chesapeake	Front at Beech St.	San Diego	CA	230	147,400		
1	Emerald Palms	2271 Palm Ave.	San Diego	CA	152	133,000	2002	1986
1	Summit Park	8563 Lake Murray Blvd.	San Diego	CA	300	229,400	2002	1972
1	Vista Capri - East	4666 63rd St.	San Diego	CA	26	16,800	2002	1967
1	Vista Capri - North	3277 Berger Ave.	San Diego	CA	106	51,800	2002	1975
1	Carlton Heights	9705 Carlton Hills Blvd.	Santee	CA	70	48,400	2002	1979
1	Shadow Point	9830 Dale Ave.	Spring Valley	CA	172	131,200	2002	1983
				11%	3,009	2,249,900		

72	**Total Southern California**			**59%**	**15,855**	**12,981,900**		

SEATTLE METROPOLITAN AREA

	Property	Address	City	ST	Units	Sq Ft	Acq	Built
1	Emerald Ridge	3010 118th Avenue SE	Bellevue	WA	180	144,000	1994	1987
1	Foothill Commons	13800 NE 9th Place	Bellevue	WA	360	288,300	1990	1978
1	Palisades, The	13808 NE 12th	Bellevue	WA	192	159,700	1990	1977
1	Sammamish View	16160 SE Eastgate Way	Bellevue	WA	153	133,500	1994	1986
1	Woodland Commons	13700 NE 10th Place	Bellevue	WA	236	172,300	1990	1978
1	Canyon Pointe	1630 228th St. SE	Bothell	WA	250	210,400	2003	1990
1	Inglenook Court	14220 Juanita Drive, NE	Bothell	WA	224	183,600	1994	1985
1	Salmon Run at Perry Creek	2109 228th Street SE	Bothell	WA	132	117,100	2000	2000
1	Stonehedge Village	14690 143rd Blvd., NE	Bothell	WA	196	214,800	1997	1986
1	Park Hill at Issaquah	22516 SE 56th Street	Issaquah	WA	245	277,700	1999	1999
1	Peregrine Point	21209 SE 42nd Street	Issaquah	WA	67	85,900	2003	2003
1	Wandering Creek	12910 SE 240th	Kent	WA	156	124,300	1995	1986
1	Bridle Trails	6600 130th Avenue, NE	Kirkland	WA	92	73,400	1997	1986
1	Evergreen Heights	12233 NE 131st Way	Kirkland	WA	200	188,300	1997	1990
1	Laurels at Mill Creek	1110 164th Street SE	Mill Creek	WA	164	134,300	1996	1981
1	Anchor Village	9507 49th Avenue West	Mukilteo	WA	301	245,900	1997	1981
1	Castle Creek	7000 132nd Place, SE	Newcastle	WA	216	191,900	1998	1998
1	Brighton Ridge	2307 NE 4th Street	Renton	WA	264	201,300	1996	1986
1	Forest View	650 Duvall Ave. NE	Renton	WA	192	182,500	2003	1998
1	Fountain Court	2400 4th Street	Seattle	WA	320	207,000	2000	2000
1	Linden Square	13530 Linden Avenue North	Seattle	WA	183	142,200	2000	1994
1	Maple Leaf	7415 5th Avenue, NE	Seattle	WA	48	35,500	1997	1986
1	Spring Lake	12528 35th Avenue, NE	Seattle	WA	69	42,300	1997	1986
1	Wharfside Pointe	3811 14th Avenue West	Seattle	WA	142	119,200 (2)	1994	1990
24	**Total Seattle Metropolitan Area**			**17%**	**4,582**	**3,875,400**		

PORTLAND METROPOLITAN AREA

	Property	Address	City	ST	Units	Sq Ft	Acq	Built
1	Andover Park	15282 SW Teal Blvd.	Beaverton	OR	240	227,800	2001	1992
1	Jackson School Village	300 NE Autumn Rose Way	Hillsboro	OR	200	196,800	1996	1996
1	Landmark Apartments	3120 NW John Olsen Ave.	Hillsboro	OR	285	282,900	1996	1990
1	Hunt Club	6001 SW Bonita Road	Lake Oswego	OR	256	198,000	2000	1985
1	Meadows @ Cascade Park	314 SE 19th Street	Vancouver	WA	198	199,300	1997	1989
1	Village @ Cascade Park	501 SE 123rd Avenue	Vancouver	WA	192	178,100	1997	1989
6	**Total Portland Metropolitan Area**			**5%**	**1,371**	**1,282,900**		

OTHER AREAS

	Property	Address	City	ST	Units	Sq Ft	Acq	Built
1	Devonshire Apartments	2770 West Devonshire Ave.	Hemet	CA	276	207,200	2002	1988
1	St. Cloud Apartments	6525 Hilcroft	Houston	TX	302	306,800	2002	1968
2				2%	578	514,000		
125	**Multifamily Properties**				**26,991**	**22,564,800**	**1998**	**1981**
5	**Multifamily Properties Under Construction**				**1,056**	**919,400**		

Avg. square footage	836
Avg. units per property	216
Avg. age of property	21

(1) Also has 11,836 square feet of commercial/retail space.
(2) Also has 9,512 square feet of commercial space.

OTHER REAL ESTATE ASSETS

Manufactured Housing Communities

Property	Address	City	ST	Size		Acq	Built
Green Valley	2130 Sunset Dr.	Vista	CA	157	pads	2002	1973
Riviera	2038 Palm St.	Las Vegas	NV	450	pads	2002	1969

Recreational Vehicle Parks

Property	Address	City	ST	Size		Acq	Built
Circle RV	1835 E. Main St.	El Cajon	CA	179	spaces	2002	1977
Vacationer	1581 E. Main St.	El Cajon	CA	159	spaces	2002	1973
Diamond Valley	344 N. State St.	Hemet	CA	224	spaces	2002	1974
Golden Village	3600 W. Florida Ave.	Hemet	CA	1019	spaces	2002	1972
Riviera RV	2200 Palm St.	Las Vegas	NV	136	spaces	2002	1969

Office Buildings

Property	Address	City	ST	Sq Ft	Acq	Built
Essex Corporate Headquarter Bldg.	925 E. Meadow Dr.	Palo Alto	CA	17,400	1997	1988
Valley Financial Office Building	2399 Camino Del Rio South	San Diego	CA	5,200	2002	1978
Moore Street Office Building	3205 Moore St.	San Diego	CA	2,000	2002	1957
Essex Southern Cal. Office Building	22110-22120 Clarendon St.	Woodland Hills	CA	38,940	2001	1982

Essex Markets Forecast 2004: Supply, Jobs and Apartment Market Conditions

Market	Residential Supply*				Job Forecast**		Forecast Market Conditions***	
	New MF Supply	% of Total Stock	New SF Supply	% of Total Stock	Est.New Jobs Dec-Dec	% Growth	Estimated Y-o-Y Rent Growth	Estimated Year End Vacancy
Seattle	2,100	0.6%	9,000	1.4%	16,000	1.2%	0% to 1.5%	94.5%
Portland	2,400	1.1%	9,900	1.8%	9,600	1.0%	Flat	93.0%
San Francisco	1,600	0.5%	1,200	0.3%	8,200	0.9%	Flat	95.0%
Oakland	1,800	0.7%	6,100	1.0%	10,700	1.0%	Flat	95.0%
San Jose	2,000	1.0%	2,100	0.5%	6,000	0.7%	Flat	94.0%
Ventura	600	1.2%	2,400	1.2%	3,500	1.3%	2%	95.5%
Los Angeles	7,500	0.5%	8,600	0.5%	36,000	0.9%	2% to 4%	95.5%
Orange	3,200	0.9%	6,200	1.0%	26,500	1.9%	2% to 3%	95.5%
San Diego	4,200	1.1%	9,100	1.4%	25,000	2.0%	3%	95.5%
So. Cal.	**15,500**	**0.7%**	**26,300**	**0.8%**	**91,000**	**1.3%**	**2% to 3%**	**95.5%**

All data is an Essex Forecast

* **New Residential Supply**: represents Essex's internal estimate of *actual deliveries* during the year, which are related to but can differ from the 12 Month trailing *Permit Levels* reported on Appendix A.

** **Job Forecast/Performance** refers to the difference between Total Non-Farm Industry Employment (not Seasonally Adjusted) projected through December 2004 over the comparable actual figures for December 2003. The first column represents the *current* Essex forecast of the increase in Total Non-Farm Industry Employment. The second column represents these forecasted new jobs as a percent of the December 2003 base.

***The **Forecast Market Conditions** represents Essex's estimates of the Change in Rents/Vacancy Rates at the end of 2004. The Estimated Year-over-Year Rent Growth represents the forecast change in Effective **Market** Rents for December 2004 vs.December 2003 (where **Market** refers to the entire MSA apartment market, NOT the Essex portfolio). The estimated Year End Vacancy represents Essex's forecast of **Market** Vacancy Rates for December 2004.

New Residential Supply: Permits as % of Current Stock
12 Month Permit Period: June 2003 through June 2004 (inclusive)

Market	Single Family Data					Multi-Family Data			All Residential Data	
	Median SF Price (2003)	2003 SF Affordability*	SF Stock 2000	SF Permits Last 12 Months	% of Stock	MF Stock 2000	MF Permits Last 12 months	% of Stock	Total Residential Permits Last 12 Months	% of Stock
Nassau-Suffolk	$364,500	101%	740,000	3,640	0.5%	240,000	500	0.2%	4,140	0.4%
New York PMSA	$352,600	63%	760,000	2,644	0.3%	2,920,000	13,831	0.5%	16,475	0.4%
Boston	$412,800	70%	1,530,000	6,094	0.4%	670,800	5,074	0.8%	11,168	0.5%
Philadelphia	$168,000	163%	1,532,000	14,208	0.9%	515,100	5,326	1.0%	19,534	1.0%
Chicago	$238,900	118%	1,700,000	33,380	2.0%	1,404,900	10,112	0.7%	43,492	1.4%
Wash. D.C. PMSA	$286,200	109%	1,299,000	27,553	2.1%	644,300	8,668	1.3%	36,221	1.9%
Miami/Ft. Lauderdale	$227,000	94%	717,000	20,042	2.8%	876,000	14,454	1.7%	34,496	2.2%
Denver	$238,200	112%	582,000	14,814	2.5%	274,900	3,719	1.4%	18,533	2.2%
Minneapolis	$199,600	147%	818,000	20,619	2.5%	351,800	5,771	1.6%	26,390	2.3%
Dallas-Ft. Worth	$138,400	179%	1,381,000	43,434	3.1%	650,000	9,745	1.5%	53,179	2.6%
Austin	$156,700	161%	326,000	11,163	3.4%	169,900	2,195	1.3%	13,358	2.7%
Houston	$136,400	174%	1,027,000	39,236	3.8%	547,700	12,174	2.2%	51,410	3.3%
Atlanta	$152,400	181%	1,122,000	57,353	5.1%	467,800	12,175	2.6%	69,528	4.4%
Phoenix	$152,500	155%	970,000	52,160	5.4%	360,500	7,005	1.9%	59,165	4.4%
Orlando	$145,100	152%	482,000	26,717	5.5%	201,500	5,957	3.0%	32,674	4.8%
Las Vegas	$179,200	124%	440,000	34,453	7.8%	215,700	6,260	2.9%	40,713	6.2%
Totals	$228,137	132%	15,426,000	407,510	2.6%	10,510,900	122,966	1.2%	530,476	2.0%
Seattle	$268,800	106%	656,000	11,954	1.8%	354,487	3,510	1.0%	15,464	1.5%
Portland	$192,000	125%	561,000	10,394	1.9%	225,335	3,658	1.6%	14,052	1.8%
San Francisco	$566,400	59%	368,000	1,417	0.4%	344,000	1,970	0.6%	3,387	0.5%
Oakland	$399,000	83%	625,000	7,522	1.2%	270,000	3,546	1.3%	11,068	1.2%
San Jose	$473,900	76%	388,000	2,398	0.6%	192,000	2,212	1.2%	4,610	0.8%
Los Angeles	$318,900	84%	1,877,000	11,090	0.6%	1,392,963	11,938	0.9%	23,028	0.7%
Ventura	$388,500	80%	199,000	1,678	0.8%	53,295	1,078	2.0%	2,756	1.1%
Orange	$418,600	78%	628,000	6,491	1.0%	340,800	2,644	0.8%	9,135	0.9%
San Diego	$379,300	73%	664,000	9,688	1.5%	375,664	6,084	1.6%	15,772	1.5%
PNW	$233,398	115%	1,217,000	22,348	1.8%	579,822	7,168	1.2%	29,516	1.6%
No Cal	$464,651	74%	1,381,000	11,337	0.8%	806,000	7,728	1.0%	19,065	0.9%
So Cal	$353,510	81%	3,368,000	28,947	0.9%	2,162,722	21,744	1.0%	50,691	0.9%
ESSEX	$354,735	86%	5,966,000	62,632	1.0%	3,548,543	36,640	1.0%	99,272	1.0%

Permits: Single Family equals 1 Unit, Multi-Family equals 5 or More Units

Sources: SF Prices - National Association of Realtors,Rosen Consulting Group : Permits, Total Residential Stock - U.S. Census, Axiometrics

Median Home Prices - National Association of Realtors; DataQuick, Mortgage Rates - Freddie Mac, Median Household Incomes - US Census; BEA; Essex

Single Family - Multi-Family Breakdown of Total Residences, Rosen Consulting Group, US Census, EASI, Essex

Single Family Affordability - Equals the ratio of the **actual Median Household Income to the Income **required** to purchase the Median Priced Home.*

*The **required** Income is defined such that the Mortgage Payment is 35% of said Income, assuming a 10% Down Payment and a 30-year fixed mortgage rate (5.75%).*

Median Household Income is estimated from US Census 2000 data and Income Growth from BEA and Popultation Growth from the US Census.